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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2012 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-33334
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Petrohawk Energy Corporation
Full Name of Registrant

Former Name if Applicable

1000 Louisiana, Suite 5600
Address of Principal Executive Office (Street and Number)

Houston, Texas 77002
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the Current Report on Form 8-K filed by Petrohawk Energy Corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on November 8, 2011, the Company announced that it intends to restate its previously issued financial statements as of and for the fiscal year ended December 31, 2010 and unaudited interim consolidated financial statements as of and for the periods ended June 30, 2010, September 30, 2010, March 31, 2011 and June 30, 2011 to reflect a change in the accounting treatment of the Company’s May 2010 transfer to the Kinderhawk joint venture of its interests in the Haynesville gas gathering system for approximately $917 million and a 50% ownership in the Kinderhawk joint venture.  In addition, the Company’s former independent registered public accounting firm  have indicated that its audit report for the fiscal year ended December 31, 2010, including its report on internal controls over financial reporting, may no longer be relied upon.

The transfer of interests to the Kinderhawk joint venture was originally accounted for as a sale giving rise to a $719.4 million deferred gain. Of the $719.4 million deferred gain, approximately $155 million was recognized in the year ended December 31, 2010 and $95 million was recognized in the first two quarters of 2011 combined.  It has since been determined that the transfer of interests to the Kinderhawk joint venture should have been accounted for as an “in substance real estate transaction” with continuing involvement under Accounting Standards Codification (ASC) 360-20.  Under ASC 360-20, the transaction did not qualify as a sale due to, among other factors, the Company’s continuing involvement with the joint venture under a gas gathering agreement, which requires the Company to deliver to the joint venture gas from a dedicated lease area.  The change in accounting treatment is not expected to impact the joint venture’s commercial arrangements or the Company’s historical or expected net cash flows arising from the joint venture.

The Board of Directors of the Company determined on November 8, 2011 that the Company’s previously issued audited consolidated financial statements as of and for the fiscal year ended December 31, 2010 and unaudited interim consolidated financial statements as of and for the periods ended June 30, 2010, September 30, 2010, March 31, 2011 and June 30, 2011 should no longer be relied upon because of this error in the financial statements.  The Company intends to restate these financial statements.  Because of the timing of this process, the Company is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2011 with the SEC on November 9, 2011, the prescribed due date.  The Company does not expect that such filing will be made within the extension period provided for under Rule 12b-25.  The Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2011 will be filed as soon as practicable after the Company has completed the restatement process, which the Company expects to be able to complete by December 9, 2011.  The delay could not be eliminated without unreasonable effort or expense.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David D. Powell	832	204-2700
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Petrohawk Energy Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 8, 2011	By	/s/ David D. Powell

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.               This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange act of 1934.

2.               One signed original and four conformed copies of this form and amendments thereto must be completed and files with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.               A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.               Amendments to the notifications must also be filed on Form 12b-25 but needed not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.               Electronic Filers:  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 or this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b)of Regulation S-T (§232.13(b) of this chapter).

6.               Interactive data submissions.  This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter).  Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter.